SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

October 9, 2012

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto are a proxy statement and a proxy card in connection with R.V.B Holdings Ltd. Special General Meeting of shareholders scheduled for November 21, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: October 9, 2012

R.V.B. HOLDINGS LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special general meeting of shareholders (the “Meeting”) of R.V.B Holdings Ltd. (the “Company”) will be held on November 21, 2012 at 10:00 a.m. Israel time, at the Company’s offices, located at Platinum House, 21 Ha'arba'ah St., Tel Aviv, Israel.

The agenda of the Meeting shall be as follows:

1.  Approval and ratification of an amendment of the terms of the liability insurance policy of the Company’s directors and officers.

The approval of the proposal requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

Only shareholders of record at the close of business on October 15, 2012 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to the proposal by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on November 19, 2012). The form of proxy card was also furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and is available to the public on the SEC’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at Platinum House, 21 Ha'arba'ah St., Tel Aviv 64739, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than October 25, 2012.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent ordinary shares of the Company conferring in the aggregate at least 25% of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the board of directors of the Company may indicate in a notice to the shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business which the original Meeting was called.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices, Platinum House,  21 Ha'arba'ah St., Tel Aviv, Israel during normal business hours and by prior coordination with Mr. Ofer Naveh, CFO (tel: +972-3-6845500).

By Order of the Board of Directors,

Yitzhak Apeloig,
Chairman of the Board of Directors of the Company

Dated: October 9, 2012

R.V.B. HOLDINGS LTD.

21 Ha'arba'ah St., Tel Aviv, 64739, Israel
_____________________________

PROXY STATEMENT
_____________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 21, 2012

This proxy statement is being solicited by our board of directors (the “Board of Directors”) of R.V.B. Holdings Ltd (the “Company”, “we”, “our”, “us”, and/or “RVB”) for use at our special general meeting of shareholders to be held at the Company’s offices on November 21, 2012, at 10:00 a.m. (Israel time), or at any adjournment thereof (the “Meeting”).  The record date for determining which of our shareholders is entitled to notice of, and to vote at the Meeting is as of the close of business on October 15, 2012 (the “Record Date”). As of October 8, 2012, we had 231,685,787 of our ordinary shares, nominal value NIS 1.00 (the “Shares”) outstanding and entitled to vote (excluding dormant shares).

At the Meeting, the shareholders of the Company are being asked to consider and resolve the:

1.  Approval and ratification of an amendment of the terms of the liability insurance policy of the Company’s directors and officers.

Shareholders who will not attend the Meeting in person may vote with respect to the proposal by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on November 19, 2012). The form of proxy card was also furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and is available to the public on the SEC’s website at http://www.sec.gov.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposal, against the proposal or may abstain from voting on the proposal. Shareholders should specify their choices on the accompanying proxy card. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above at least 48 hours prior to the Meeting; or (iii) voting in person at the Meeting, provided the return of the proxy was requested at the Meeting.

Each Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the Board of Directors may indicate in a notice to the shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business which the original Meeting was called.

The approval of the proposal requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Shares present, in person or by proxy, and voting on the matter.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at Platinum House, 21 Ha'arba'ah St., Tel Aviv, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than October 25, 2012.

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The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about October 19, 2012. This proxy statement and the accompanying proxy card are also available to the public on the SEC’s website at http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL: APPROVAL AND RATIFICATION OF AN AMENDMENT OF THE TERMS
OF THE LIABILITY INSURANCE POLICY OF THE COMPANY’S DIRECTORS AND
OFFICERS

On September 10, 2012, the Company’s audit committee and Board of Directors approved an amendment to the Company’s directors’ and officers’ liability insurance (“D&O insurance policy”). Pursuant to this amendment, the insurance coverage will be increased from an aggregate amount of US$5 million to an aggregate amount of US$7.5 million , the premium will be increased by approximately US$8,000 (on an annual basis) to an aggregate amount of approximately US$36,000, and the insurance coverage shall be extended to cover events related to E.E.R. Environmental Energy Resources Israel Ltd. (“EER”), the Company’s subsidiary, for the period prior to the acquisition of EER shares by the Company. The amendment of the D&O insurance policy is subject to the approval of the Company’s shareholder’s at the Meeting.

The Company’s audit committee and board of directors determined that the amendment to the D&O insurance policy complies with the terms of Section 1B of the Israeli Companies Regulations (Relieves for Transactions with Interested Parties), 2000 and that the terms of the amended insurance policy is on market terms and will not substantially affect the Company’s profitability, assets or obligations.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s amendment of the D&O insurance policy, which terms have been approved by the Company’s audit committee and the Board of Directors and as presented to the shareholders, is hereby approved and ratified.”

The affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter is required for the approval of the foregoing resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

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WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and other reports with, and furnishes other information to the SEC. You may read and copy any reports, statements or other information we file or furnish at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, DC. 20549, at the SEC’s prescribed rates. Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room. The address of this website is http://www.sec.gov.

The Company is incorporated in Israel and is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in Rule 405 under the Securities Act of 1933, as amended. As a result, it files annual reports pursuant to Section 13 of the Exchange Act on Form 20-F and furnishes reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Exchange Act regarding foreign private issuers, the proxy solicitations of the Company are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in its equity securities by their officers and directors are exempt from Section 16 of the Exchange Act.

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R.V.B. HOLDINGS LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

November 21, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of R.V.B. Holdings Ltd. (the “Company”), do hereby nominate, constitute and appoint Yitzhak Apeloig, Ofer Sandelson, Ofer Naveh, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 1.00 per share, of the Company, held in my name on its books as of October 15, 2012 at the Special General Meeting of Shareholders to be held on November 21, 2012 (or as otherwise adjourned). By my signature, I hereby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder.  Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

R.V.B. HOLDINGS LTD.

November 21, 2012

Please sign, date and mail
your proxy card in the
envelope provided as soon as possible.

ˆ Please detach along perforated line and mail in the envelope provided. ˆ

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

		FOR	AGAINST	ABSTAIN

1.	Approval and ratification of an amendment of the terms of the liability insurance policy of the Company’s directors and officers.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.   Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.